September 15, 2010

By U.S. Mail & Facsimile to 202-775-9209

Mr. Robert Telewicz

Senior Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Re:	Morgan Stanley Form 10-K for Year Ended December 31, 2009 Filed February 26, 2010
Definitive Proxy Statement Filed April 12, 2010
Form 8-K Filed April 21, 2010
Form 10-Q for Quarterly Period Ended June 30, 2010 Filed August 6, 2010
File No. 001-11758

Dear Mr. Telewicz:

Morgan Stanley (the “Company”) is pleased to respond to your letter of September 2, 2010 concerning its Annual Report on Form 10-K for the year ended December 31, 2009, its Definitive Proxy Statement for the year ended December 31, 2009, its Form 8-K filed April 21, 2010, and its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010 (“Second Quarter Form 10-Q”).

For your convenience, we have restated your comments below.

Form 10-K

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

4. Fair Value Disclosures, page 135

Comment:

1.	We note your response to our prior comment three. Please tell us how you have complied with Article 9 of Regulation S-X, or tell us how you determined it was appropriate to include your provision for loan losses within Other Revenue.

Response:

The Company is not a traditional commercial bank and, as such, its business activity related to the accrual loan portfolio is not significant to the Company’s overall business operations. Moreover, the investor community is mainly focused on the Company’s revenues related to its sales and trading, investment banking and asset management businesses. Accordingly, the Company does not believe the provision for loan losses of $258 million (approximately 1% of Total revenues) was material to require separate disclosure on the Company’s consolidated statement of income for the calendar year ended December 31, 2009. The Company included the provision for loan losses in Other revenue so Total revenues would remain the same if, and when, the provision for loan losses becomes material to require a separate line item.

In future filings, the Company will separately disclose the provision for loan losses in compliance with Article 9 of Regulation S-X, if material.

Form 10-Q for the quarterly period ended June 30, 2010

Financial Statements

Notes to Condensed Consolidated Financial Statements

11. Commitments, Guarantees and Contingencies

Contingencies, page 67

Comment:

2.

We note your response to our prior comment four and your enhanced litigation-related disclosures on page 67 of your June 30, 2010 Form 10-Q. We note your disclosure that you do not believe losses will have a material adverse effect on certain financial statements. Please confirm for us and disclose in future filings, if true, that these losses will not have a material effect on the financial statements as a whole, rather than certain individual financial statements. Additionally, it appears your threshold for disclosure is whether you can “predict with certainty” what the eventual outcome of the pending matters will be. We do not believe that this criteria is consistent with the guidance in ASC 450. Please either provide a range of loss, which may be aggregated for all of the litigation matters for which you are able to estimate the amount of the loss or range of possible loss, or provide explicit disclosure that you are unable to estimate the loss or range of possible loss and the reasons why you are unable to provide an estimate. Furthermore, if you cannot estimate the possible loss or range of possible losses, please consider providing additional disclosure that could allow a reader to evaluate the potential magnitude of the claim.

Response:

Regarding the enhanced litigation-related disclosures on page 67 of the Company’s Second Quarter Form 10-Q, this will confirm that, with respect to those proceedings where the Company can estimate possible losses, additional losses, range of loss or ranges of additional losses in excess of the amounts accrued, the Company does not believe, based on current knowledge and after consultation with counsel, such losses would have a material adverse effect on the consolidated financial statements as a whole, other than the possible loss described in the fourth paragraph on page 67, and will disclose as such in future filings, if true.

Regarding the threshold for disclosure of pending matters, the Company’s threshold is based on whether a “reasonable estimate” of possible loss or range of loss can be made, which is consistent with the guidance in ASC 450. The litigation-related disclosure on page 68 notes that this is the Company’s threshold by stating that, “For certain other legal proceedings the Company cannot reasonably estimate such losses,” [emphasis added] and then further explains that it cannot predict with certainty if, how or when such proceedings will be resolved. The disclosure that the Company cannot predict with certainty if, how or when such proceedings will be resolved, is not intended to imply that the disclosure threshold is based on a prediction of certainty but merely illustrates why in certain cases the Company cannot reasonably estimate possible losses or range of loss. The Company provided further examples of why in certain cases it cannot reasonably estimate possible losses or range of loss by noting that “Numerous issues must be developed, including the need to discover and determine important factual matters and the need to address novel or unsettled legal questions relevant to the proceedings in question, before a loss or additional loss or range of loss or additional loss can be reasonably estimated for any proceeding” [emphasis added]. When the Company can estimate possible losses or range of loss, the Company discloses either they are immaterial or provides disclosure regarding those losses as it did regarding the Capmark matter at June 30, 2010.

In future filings, the Company will not make reference in the disclosure to the fact that “the Company cannot predict with certainty if, how or when such proceedings will be resolved” and will continue to consider providing additional disclosure that could allow a reader to evaluate the potential magnitude of a claim or claims when an estimate of the possible loss or range of possible losses cannot be made.

*        *        *         *        *

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please feel free to contact me at 212-761-6686 if you would like further clarification or additional information.

Sincerely,

/s/ Paul C. Wirth
Paul C. Wirth
Finance Director and Controller

cc:	Jennifer Monick, Securities and Exchange Commission
Ruth Porat, Chief Financial Officer
Gregory G. Weaver, Deloitte & Touche LLP
James V. Schnurr, Deloitte & Touche LLP

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